American Outdoor Brands (AOBC) Disclosures to Investors:
Incomplete and Potentially Misleading

Public concern and investor scrutiny about gun manufacturer behavior is high. In the wake of public backlash against the gun industry since the Parkland massacre, investors are calling on gunmakers to speak forthrightly and take concrete action to mitigate the risks and harm associated with their products and business practices. Unfortunately, a careful review of disclosures by American Outdoor Brands Corporation (NASDAQ: AOBC), owner of the Smith & Wesson brand, reveals they are incomplete and potentially misleading in several respects:

o	In 2014, a majority of voting AOBC shareholders approved a shareholder resolution calling for disclosure of spending to influence elections and public policy; however, the disclosures AOBC has made pursuant to its disclosure policy, adopted in December 2014, do not give a full picture of AOBC’s politically-related activities. Specifically, AOBC failed to report at least $1.5 million in donations to the political programs of the National Rifle Association (NRA) and the National Shooting Sports Foundation (NSSF), both of which played a key role in the 2016 elections. These omissions are troubling, given the centrality of public policy to AOBC’s business strategy. AOBC’s failure to disclose more than $500,000 in payments to the NSSF, which engages in substantial political and lobbying activity, is particularly noteworthy because Robert Scott, Chairman of NSSF, also serves as Vice Chair of AOBC’s Board and sits on the Board committee responsible for overseeing compliance with the disclosure policy.
o	Despite AOBC’s ban on service by directors on competitors’ boards, AOBC director Mitchell Saltz serves on the board of publicly-traded VirTra Inc., which appears to have directly competed with AOBC in marketing training services to police agencies. AOBC did not disclose this public company board service to shareholders in its proxy statement biography of Saltz in 2017 or 2018, despite SEC rules requiring such disclosure.[1] AOBC long promoted its Smith & Wesson Academy (“SWA”) as a provider of “state-of-the-art” training for police and security personnel from all 50 states and more than 50 foreign countries. Yet less than two years after Saltz joined the VirTra board, SWA shut its doors. AOBC’s disclosures have not identified the reasons for this closure.
o	AOBC’s most recent 10-K contains an extremely atypical risk disclosure, which warns shareholders that supporting “certain stockholder inquiries and proposals” could result in significant harm to the company, including “consumer boycotts of our products.” AOBC appears to be referring to a resolution to be voted on at its upcoming shareholder meeting calling for disclosure of the company’s activities related to gun safety measures and the mitigation of harm associated with gun products. While AOBC is correct to highlight the risks of consumer boycotts, a more complete description of this risk, we think, should emphasize the role of the NRA in nearly bankrupting Smith & Wesson in 2000 after the company embraced gun safety reforms and technology.

Gunmakers must have the vision, strategies and practices needed to identify a sustainable and socially responsible path forward; however, AOBC leadership does not appear to be charting such a course. The facts outlined in this memorandum raise substantial concerns about the AOBC Board’s actual independence and its ability to respond effectively to a changing market. Given these issues, shareholders should consider whether replacing some members of the Nominations and Corporate Governance Committee, which is charged with recruiting directors and overseeing political spending disclosure, could improve AOBC’s oversight of political and policy expenditures, as well as whether more general Board refreshment is warranted.

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“Fear-Based Sales” – An Unsustainable, Short-Term Strategy, but AOBC Management Declines to Pursue Meaningful Alternatives

The slaughter of 17 students at a school in Parkland, Florida with a Smith & Wesson AR-15 semi-automatic rifle ushered in a new era of public concern about gun safety, as well as shareholder concern about the viability of the gun industry’s lockstep political march alongside the NRA. The unprecedented2 majority shareholder support at Sturm Ruger’s May annual meeting for a shareholder resolution urging that company to disclose “reputational and financial risks related to gun violence” marked a turning point for formerly complacent gun company investors. Many investors want to know that gun manufacturers have the strategies, policies, and practices in place to chart a sustainable and socially responsible strategy.

AOBC has endured significant performance challenges, with its revenue, profit, and total shareholder return all down more substantially than those of its competitors. In comparison with FY16, revenue fell by 33%; and net income sank by 85%. Since the November 2016 elections, total shareholder return has fallen approximately 66%. The question facing AOBC’s leadership is whether the company’s strategy is appropriate given these challenges.

Figure 1: Total Shareholder Returns of AOBC vs. Russell 2000; 11/08/16=100 (source: Sentieo)

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AOBC’s financial performance appears to be significantly dependent on what CEO James Debney has called “fear-based buying.” Fear-based sales, as Debney has explained on AOBC earnings calls with analysts, include sales of firearms motivated by consumer fear that those products could be regulated in the future. Transcripts of those calls illustrate the degree to which the aftermath of the 2016 election has created substantial headwinds for the company: Once customers’ fear of a Clinton victory subsided, AOBC and its competitors were forced to rely on promotional discounts, which eroded revenues and profits.[3] As Debney noted in December 2017, the company itself may not have a firm grasp on the size of the market absent fear-based sales.[4]

“Where do we settle out in terms of the size of the market?” Debney said. “We just don’t know.” Bloomberg, citing AOBC Earnings Call, Dec. 2017

AOBC has made some superficial gestures toward the change we believe it needs to thrive in today’s more challenging environment. In January 2017, the former Smith & Wesson changed its name to “American Outdoor Brands,” in a move Debney said was designed to highlight “our broad and growing array of brands and business in shooting and hunting and rugged outdoor enthusiast markets.”5 AOBC’s 10-K filed this year emphasizes the company’s plan to diversify into the “domestic outdoor recreation market,” which “may include camping, hiking, fishing, and a variety of other outdoor recreational and leisure activities.”6 It notes that this larger group consists of potential customers who spend six times more money annually than hunting and shooting enthusiasts alone.7

Yet AOBC management does not seem willing or able to grapple with the risk that incidents like the Parkland massacre could poison its reputation within this much larger and potentially more profitable recreational market. Facing that same possibility, competitor Vista Outdoor (VSTO) has announced it will exit the gun manufacturing business altogether.8 As of this writing, VSTO’s share price is up nearly 30 percent since the May 1st, 2018 announcement.

Though AOBC explicitly flagged the risk that the “actions of social activists . . . could have an adverse effect on our business,”9 the company has not taken the kind of decisive strategic action that we believe could mitigate that risk. Such actions include the development and commercialization of personalized firearm technology (aka “Smart Guns”); a recent peer-reviewed study by the American Journal of Public Health concluded that 59 percent of Americans, and 43 percent of gun owners, were willing to purchase a child-proof gun.10 The authors stated, “In our large, nationally representative survey, more than twice as many current gun owners said they would be willing to purchase a smart gun than would be unwilling, suggesting that a substantial market for childproof guns already exists in the United States.” 11

However, AOBC’s March 6, 2018 public letter responding to BlackRock’s post-Parkland questions for gun manufacturers and retailers12 expressed the company’s apparent disinterest in pursuing such a market. AOBC claims that that “we are a manufacturing company, not a technology company” – despite the company’s expenditure of $32.4 million in new product research over the last 3 years, utilizing its “advanced products engineering departments.”13 AOBC’s letter to BlackRock implies that focusing on safety technology would be futile because “authorized user recognition” or “smart gun” technology “remains in the prototype stage” despite the Justice Department’s $12.6 million in research funding. AOBC’s letter fails to note, however, that this spending occurred over a 15-year period, for an average of just $840,000 annually – less than one-tenth of AOBC’s average annual R&D expenditures.14

To be sure, the current political and policy environment does present certain risks to AOBC, particularly the risk of backlash from some of its ideologically-motivated consumers if the company pursues a more socially responsible, technology-driven strategy.15 Indeed, as the Washington Post and other outlets have

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reported, when Smith & Wesson publicly embraced gun safety technology and other gun safety priorities and practices in 2000, “the NRA nearly destroyed it” through public opposition and consumer boycotts, which brought the company to the brink of bankruptcy.16 Even now, the NRA’s Institute for Legislative Action’s public website hosts its famous piece, “The Smith and Wesson Sellout,” in which it calls the company’s agreement with the Clinton Administration to monitor its distribution chain for illegal activity and invest in safer guns a “craven act of self-interest.”17 However, we can think of no other industry in which management would:

1.	Attempt to shift responsibility for these risks to its own shareholders, as the company appears to pre-emptively blame “certain stockholder inquiries and proposals” for potential future consumer boycotts;[18]
2.	Express such a concern after donating $1 million from the corporate treasury to the NRA, the very organization responsible for Smith & Wesson’s near-bankruptcy in 2000; and
3.	Fail to disclose this donation to its shareholders, as discussed below.

This refusal to recognize how the environment has shifted suggests that future success may require a more radical rethinking of the company’s market position than can be provided by a long-tenured board dominated by former officers and a small group of highly interconnected outside directors. As well, in light of Smith & Wesson’s history with the NRA, we believe that AOBC should supplement its disclosure regarding the risks created by “certain stockholder inquiries and proposals” with a discussion of the NRA’s role in past consumer boycotts and the extent to which the NRA limits the range of strategic choices available to AOBC.

AOBC’s Performance Tied to Political Outcomes, but Political Spending Disclosures to Investors Appear to Omit Millions in Actual Expenditures

At the September 2014 annual shareholder meeting, shareholders of Smith & Wesson Holding Corp. voted to approve a non-binding “Stockholder Proposal Regarding Political Contributions” submitted by Amalgamated Banks’ LongView Broad Market 3000 Index Fund, which urged the company to make comprehensive disclosure of its political contributions (made to influence elections and ballot initiatives) and lobbying expenditures (made to influence legislation or regulation).19 (See Appendix A for the text of the proposal.) As the LongView fund warned in its 2013 letter seeking such disclosure, companies that focus on political influence rather than market fundamentals may do so “at the risk of long-term business opportunities.”20 For a company whose performance is demonstrably tied to the political cycle, shareholders have a clear interest in understanding AOBC’s approach to lobbying and political contributions.

Despite strenuous opposition from management, including an attempt to exclude the proposal from the proxy statement21 and a board recommendation that shareholders vote against the proposal, the proposal

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was approved, receiving 56 percent of the votes cast.22 This was the highest level of shareholder support among 34 similar resolutions submitted to companies in the same year.23

In December 2014, the Board adopted a Political Contributions and Expenditures policy (the “Policy”) which encompassed some, but not all, of the disclosure recommendations in the LongView resolution. The Policy requires disclosure of “political contributions and expenditures in the United States that are not deductible by AOBC as ‘ordinary and necessary’ business expenses.”

The Nominations and Corporate Governance Committee (the “Committee”) was assigned responsibility for overseeing lobbying and political activity, including compliance with the Policy.24 (See Appendix B for the “Disclosure” section of the Policy.) Board member I. Marie Wadecki has chaired the Committee since at least 2004;* its other members are Robert L. Scott, Barry Monheit and Greg Gluchowski.25 Three of the four Committee members have served on the Board for 14 years or longer and on the Committee for at least seven years. Two of them, Monheit and Wadecki, have also served together since 2012 on the board of an unprofitable microcap company in an unrelated industry (discussed in more detail below). Scott, the Vice-Chair of AOBC’s Board, also serves as Chairman of the NSSF, the firearms industry trade association.

Pursuant to the Policy, AOBC has issued “Corporate Political Contributions and Expenditures” reports each fiscal year since 2015.26 During the 3 years from 2015-2017, AOBC reported relatively small expenditures, totaling approximately $121,000, $52,000, and $190,000 for 2015, 2016 and 2017, respectively. AOBC reported no direct political contributions and no political contributions funneled through politically active 501(c)(4) “social welfare” organizations and 501(c)(6) trade associations, commonly referred to as “dark money” organizations.27

AOBC’s disclosures could easily lead shareholders to conclude that AOBC plays no role in the gun lobby’s highly partisan attacks on political candidates who support gun safety reforms – but nothing could be further from the truth. In fact, the company has given at least $1.5 million to support the explicitly political activities of anti-gun control groups since 2015. These donations included $1 million to the 501(c)(4) National Rifle Association Institute for Legislative Action (NRA-ILA) and $500,000 for voter mobilization by the 501(c)(6) NSSF. Based on NSSF public filings, we calculate that the company also may have incurred – but did not report -- $27,000 in disclosable (i.e., non-deductible) trade association expenditures.

* Wadecki was first elected to the Board of AOBC predecessor Smith & Wesson Holding Co. in 2002, and the proxy statement for that year’s annual meeting did not disclose the existence of a nominating/governance committee. No proxy statement was filed in 2003, and the 2004 proxy statement contains the first disclosure of the Committee’s existence and Wadecki’s status as chair.

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The total could be even higher than the above chart suggests, because election law lets 501(c)(4) groups keep donor identities secret, leaving press releases and corporate disclosures such as those demanded by AOBC shareholders as the only sources of data on this kind of political contribution. Our only information on the political contributions comes from press releases; we have no way of knowing if the company made additional undisclosed contributions to “dark money” political programs of the NRA-ILA, NSSF or other groups.

AOBC’s contributions to these NRA and NSSF campaigns could not be reasonably characterized as “non-political.” AOBC donated $1 million to the NRA-ILA in August 2015.28 In the months following this donation, the ILA issued a flood of attacks on Democratic officeholders and candidates, but not a word of criticism for Republicans. They placed particular emphasis on directly attacking Democratic candidate Hillary Clinton with messages like the one on the right, posted at www.nra-ila.org in April 2016. Similar messages were posted from October 2015 through November 2016.29

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The NRA-ILA also invested massively in supporting candidate Trump, with ads like the one on the right, which was part of a $6.5 million NRA-ILA ad buy in the final weeks of the 2016 campaign.30

Similarly, NSSF’s #GUNVOTE posted the video shown below-right   on August 26, 2016,31 just three weeks after the organization thanked Smith & Wesson for donating $500,000 to its “voter registration and education campaign.” The group said this was the largest donation #GUNVOTE had received.32

Finally, the company’s disclosures also contain a potential omission from the trade association line. Despite AOBC’s rank as one of the largest gun manufacturers in the country,33 and despite AOBC Vice Chair Robert Scott’s service as Chair of the NSSF, AOBC’s disclosures list no amount for the non-deductible portion of membership dues we assume AOBC likely paid to the organization in 2015-2017. It is possible that AOBC pays $0 in dues every year to the industry trade association whose board AOBC’s own director chairs, though we consider this unlikely.

NSSF’s own disclosures state that more than 60% of dues were used to fund non-deductible lobbying in each of the three years for which AOBC has issued political spending reports. Given that NSSF does not disclose dues paid by individual member companies, we cannot conclusively determine that AOBC failed to disclose a reportable transaction under the Policy. However, if AOBC did in fact pay dues at NSSF’s published dues rate of $15,000 per year for companies AOBC’s size, we calculate that the company omitted approximately $27,000 in non-deductible lobbying expenditures over this period. (For details on this calculation, see Appendix C.)

AOBC has made clear how central the political and policy environment is to its financial results. The company’s shareholders, as evidenced by their support for the 2014 political disclosure proposal, believe that comprehensive disclosure of AOBC’s political spending provides useful information. Accordingly, the apparent gaps in AOBC’s reporting highlight the need for improved oversight. As an initial matter, AOBC should amend the Policy to require disclosure of all expenditures used for political purposes, including efforts characterized as voter education or mobilization, unless those efforts steer clear of any mention of candidates or parties. As well, AOBC should issue revised reports for FYs 2015, 2016 and 2017 that disclose payments AOBC made that would have been disclosable under the amended Policy described above or that were mistakenly omitted. Finally, the Board should rotate Wadecki and Scott off the Committee and replace them with two of the shorter-tenured independent directors. In our view, that change would bring fresh perspectives to the Committee; Wadecki and Scott have served on the Committee since 2004 and 2009, respectively. Rotating Scott off the Committee would also eliminate any potential conflict of interest stemming from his service as chair of the NSSF while overseeing AOBC’s political and lobbying activities.

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AOBC Director Saltz: Bio Fails To Disclose Service on the Board of a Public Company, VirTra, Which Provides Comparable Services To The Abruptly Shuttered Smith & Wesson Academy

The AOBC code of conduct states that “no director, officer or employee may work for a competitor as a consultant or board member.”34 The relevant section of the policy states:

It is almost always a conflict of interest for a Company officer or employee to work simultaneously for a competitor, customer, or supplier. No director, officer or employee may work for a competitor as a consultant or board member (emphasis added). The best policy is to avoid any direct or indirect business connection with the Company's customers, suppliers, and competitors, except on the Company's behalf. Conflicts of interest are prohibited as a matter of Company policy, except under guidelines approved by the Board of Directors of AOBC. Conflicts of interest may not always be clear-cut and further review and discussions may be appropriate. Any director or officer who becomes aware of a conflict or potential conflict should bring it to the attention of the Chief Executive Officer, the Chief Financial Officer, or the General Counsel as appropriate in the circumstances.

AOBC director Saltz’s service on the Board of Directors of VirTra Inc. (NASDAQ:VTSI), a high-tech weapons training firm, appears to involve the kind of conflict of interest prohibited in the AOBC code of conduct. VTSI announced Saltz’s appointment as an independent director on October 31, 2016.35 No reference to this public company directorship appeared in the AOBC proxy statements issued in August 2017 and August 2018, despite SEC rules requiring disclosure of nominees’ other public company directorships.36

For nearly a half century, ending June 2018, SWA played a key role in the company’s efforts to cultivate police and military customers. SWA’s website says it has long “been considered one of America’s finest training facilities by Law Enforcement and Government agencies” and that its “superior training will give today’s law enforcement the tools necessary to handle tomorrow’s most extreme situations.”37

From 2004 to 2017 the company’s 10-Ks highlighted SWA’s important role using the following language:

Established in 1969, the Smith & Wesson Academy is the nation's oldest private law enforcement training facility. The Academy has trained law enforcement personnel from all 50 states and more than 50 foreign countries. Classes are conducted at a modern facility in Springfield, Massachusetts or on location around the world. Through the Smith & Wesson Academy, we offer state-of-the art instruction designed to meet the training needs of law enforcement worldwide.38

VirTra was founded to offer a new, virtual reality-based approach to firearms training. Like its classroom and shooting range-based competitor, SWA, VirTra’s target market consists of police and military personnel.39 The VirTra-sponsored Force Science Institute says this virtual reality-based training is built upon “the most cutting edge research into the dynamics of human behavior during life-threatening encounters.”40 Some VirTra courses and SWA courses cover precisely the same subjects, such as “Active Shooter Response Training.”41 On June 25, 2018, VirTra announced training contracts totaling more than $1.15 million with three of the largest U.S. law enforcement departments, in Dallas, Las Vegas and San Francisco.42

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The VirTra announcement came just five days after AOBC revealed that it was closing SWA’s training facility, located at company headquarters in Springfield, Massachusetts.43 The AOBC 10-K filed on June 20, 2018 contains the only disclosure of which we are aware concerning SWA’s demise. It reported, without explanation, that “effective June 30, 2018, the courses and training offered at the Smith & Wesson Academy to law enforcement and military personnel will be provided offsite at other locations following our decision to close the previous facility.”44

The 10-K further claimed that the closure of the SWA headquarters had been previously announced on May 1, 2018. However, a review of every AOBC SEC filing and every company press release starting on that date found no statement regarding the closure prior to the June 20th 10-K.45

Other documents do reveal that SWA has also drastically scaled back the “offsite” offerings which the 10-K said would continue. The company offered 21 off-site programs in calendar year 2017 and four in the first half of 2018. Only one, at the Ohio Peace Officers Training Academy, is scheduled for the second half of 2018.46

Without additional disclosures, investors are unable to evaluate whether Saltz’s leadership at VirTra created a potential conflict of interest, given AOBC’s long-standing operation of and reliance on SWA. AOBC should explain to shareholders whether the AOBC board approved Saltz’s service on the VirTra board, including whether VirTra was determined to be a competitor of AOBC or SWA, and why Saltz’s VirTra directorship was not disclosed in AOBC’s 2017 or 2018 proxy statement.

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Stale and Insular Board of Directors

The following facts raise substantial concerns about the AOBC Board’s ability to provide truly independent oversight of management and navigate the strategic challenges now confronting AOBC.

Average AOBC director tenure is 11.4 years, significantly longer than the average of 9.1 years at all S&P 1500 companies.47 Six members have served on the board for 14 to 20 years.

AOBC asserts that all board members with the exception of CEO Debney are “independent” under the standards of NASDAQ.48 In our view, that determination is based on an insufficiently rigorous definition that allows directors who served as top company officers to be deemed independent if three years have passed since their employment ended.49

Three of the nine ostensibly independent AOBC board members are former company executives: 50

•	Vice-Chair Robert L. Scott, President of the company from December 1999 to September 2002;
•	Michael F. Golden, President and CEO from 2004 to 2011; and
•	Mitchell A. Saltz, CEO from February 1998 to December 2003.

Additionally, four directors are connected to each other through their service as directors and officers of an unprofitable micro-cap company, Quest Resource Holding Company (NASDAQ:QHRC) (“Quest”), that provides recycling management services:51

•	Michael F. Golden (Quest Director since 2012 and Quest CEO in 2015-16.)
•	Barry M. Monheit (President & CEO of Quest in 2012-13; President, CEO & Director of predecessor Earth911 in 2011-13)
•	Mitchell A. Saltz (Founder of Quest; Chairman from inception)
•	I. Marie Wadecki (Quest Director since 2012)

A fifth AOBC Board member, John B. Furman, served as President and CEO of Infinity Resources LLC, now Quest, in February-December 2009, while also serving on the Smith & Wesson board.

 In light of AOBC’s performance and strategic challenges, shareholders should consider whether the Board as currently constituted has the appropriate background, skills and experience to help AOBC assess the risks created by the current environment and chart a more sustainable and responsible course. In particular, we believe that new directors could provide more robust independent oversight of management and help formulate a strategy to reduce AOBC’s reliance on fear-based sales and diversify into the broader outdoor recreation market.

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Appendix A

The 2014 LongView Proposal Regarding Political Contributions.

Adopted at the 9/22/14 shareholder meeting.

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Appendix B

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Appendix C: AOBC’s estimated expense for non-deductible dues payments to NSSF

NSSF spent a total of $9.8 million on non-deductible lobbying, or 60.14% of member dues, in its fiscal years ended March 31 of 2015, 2016 and 2017, according to its IRS Form 990s, available at guidestar.org.

Annual dues for a company the size of Smith and Wesson are $15,000 per year, according to NSSF’s dues policy, which is available at:
nssf.force.com/cpbase__custom_page?page=a0Z1C00000CZVmEUAX&site=a0d1500000BFszkAAD.

These figures indicate that if AOBC indeed paid dues to NSSF, AOBC’s share of non-deductible lobbying expense was about $27,000 over the three-year period from 2015-2017. This calculation assumes that no additional AOBC payments to NSSF, beyond dues, were used for non-deductible lobbying.

AOBC reported no non-deductible payments to NSSF on any of its annual political expenditure reports.

NSSF Form 990 Schedule C, Part III-B for FY's ending March 31 of each year
	2015	2016	2017	Totals
Dues, Assessments and similar amounts from all members	$5,123,607	$5,426,822	$5,790,058	$16,340,487
Section 162(e) nondeductible lobbying and political spending	$ 3,080,935	$3,508,186	$3,237,556	$ 9,826,677
% non-deductible	60.13%	64.65%	55.92%	60.14%
S&W non-deductible dues (based on $15,000 dues level, multiplied by % non-deductible row)	$ 9,020	$ 9,697	$ 8,387	$ 27,104

Endnotes

[1]	17 C.F.R. section 401(e)(2) requires disclosure of a nominee’s service as a director of any company required to file reports pursuant to Section 15(d) of the Exchange Act, as VirTra is.
[2]	https://money.cnn.com/2018/05/09/news/companies/sturm-ruger-shareholder-vote/index.html
[3]	AOBC Q4 2018 earnings call, June 20, 2018 (transcript available at https://www.nasdaq.com/symbol/aobc/call-transcripts).
[4]	AOBC Q2 2018 earnings call, Dec. 7, 2017 (quoted in https://www.bloomberg.com/news/articles/2017-12-08/smith-wesson-maker-tumbles-as-gunmakers-battle-over-prices)
[5]	https://www.cnbc.com/2016/12/13/smith-wesson-to-change-name-to-american-outdoor-brands-corp.html
[6]	AOBC Filing on Form 10-K, filed on June 20, 2018, p. 26 (hereinafter, “AOBC 2018 10-K”).
[7]	AOBC 2018 10-K, p. 2.
[8]	https://www.marketwatch.com/story/vista-outdoor-to-exit-firearms-brands-focus-on-ammo-and-shooting-accessories-2018-05-01
[9]	AOBC 8-K, filed on June 20, 2018, p. 3.
[10]	https://www.ncbi.nlm.nih.gov/pmc/articles/PMC4815965/
[11]	https://www.ncbi.nlm.nih.gov/pmc/articles/PMC4815965/
[12]	See http://www.pionline.com/article/20180302/ONLINE/180309938/blackrock-outlines-questions-for-weapons-manufacturers-distributors
[13]	AOBC letter to BlackRock, Mar. 6, 2018 (available at http://ir.aob.com/phoenix.zhtml?c=90977&p=irol-investorHome); AOBC 2018 10-K, p. 13.
[14]	https://www.ncjrs.gov/pdffiles1/nij/242500.pdf
[15]	AOBC 2018 10-K, p. 20.

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[16]	http://www.washingtonpost.com/news/retropolis/wp/2018/02/27/a-gunmaker-once-tried-to-reform-itself-the-nra-nearly-destroyed-it/?utm_term=.fc8b73720f11; https://www.youtube.com/watch?v=935tqYT0XG0
[17]	https://www.nraila.org/articles/20000320/the-smith-wesson-sellout
[18]	AOBC 2018 10-K, p. 20.
[19]	Smith & Wesson Holding Company, Definitive Proxy Statement filed on Aug. 13, 2014, pp. 60-61.
[20]	Amalgamated Bank, Letter to Barry M. Monheit, Apr. 8, 2013 (available at https://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2014/amalgamatedbank071514-14a8-incoming.pdf)
[21]	https://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2014/amalgamatedbank080714-14a8.pdf
[22]	http://files.politicalaccountability.net/CPA_-_mutual_fund_proxy_voting_-_2015_-_12-07-15.pdf
[23]	http://files.politicalaccountability.net/CPA_-_mutual_fund_proxy_voting_-_2015_-_12-07-15.pdf
[24]	Political Contributions and Expenditures Policy (available at http://ir.smith-wesson.com/phoenix.zhtml?c=90977&p=irol-govpolitical).
[25]	AOBC, Definitive Proxy Statement filed on Aug. 17, 2018, p. 11 (hereinafter, “AOBC 2018 Proxy”).
[26]	http://ir.smith-wesson.com/phoenix.zhtml?c=90977&p=irol-govpolitical#Contrib, http://media.corporate-ir.net/media_files/IROL/90/90977/Annual_Report_on_Political_Contributions_and_Expenditures_Fiscal_Year_2016_Report_Final.pdf, http://media.corporate-ir.net/media_files/IROL/90/90977/Annual_Report_Political_Contributions_Expenditures_2015_Report_Revised_09_29_15.pdf
[27]	https://www.opensecrets.org/outsidespending/nonprof_summ.php
[28]	https://www.nraila.org/articles/20150805/smith-wesson-contributes-1-million-to-benefit-the-nra-institute-for-legislative-action
[29]	https://www.nraila.org/media/20161108/video/defend-the-second-amendment and https://www.nraila.org/articles/20151016/hillary-clinton-supports-australia-style-gun-confiscation
[30]	https://www.nraila.org/articles/20161005/nras-largest-trump-ad-buy-featuring-armed-citizen-kristi-mcmains
[31]	https://www.youtube.com/watch?v=SqULH2xY248
[32]	https://www.nssf.org/smith-wesson-tops-nssf-gunvote-chairmans-club-with-500000-contribution/
[33]	https://www.fool.com/investing/2018/03/24/is-sturm-ruger-still-the-biggest-gunmaker-in-the-u.aspx
[34]	http://ir.smith-wesson.com/phoenix.zhtml?c=90977&p=irol-govconduct
[35]	https://www.VirTra.com/tag/board-of-directors
[36]	See 17 C.F.R. section 401(e)(2).
[37]	http://snwstagecdn.azureedge.net/safety/academy-training, accessed 8/6/18.
[38]	Smith & Wesson Holding Corp. Filing on Form 10-K, filed on July 16, 2004, p. 10; AOBC Filing on Form 10-K, filed on June 29, 2017, p. 9.
[39]	https://www.VirTra.com/overview-le and http://snwstagecdn.azureedge.net/safety/academy-training
[40]	http://www.forcescience.org/training.html
[41]	http://snwstagecdn.azureedge.net/safety/academy-training/tactical-training/active-shooter-response-training
[42]	https://www.VirTra.com/investor-relations/VirTras-police-training-simulators-chosen-by-three-of-the-largest-u-s-law-enforcement-departments
[43]	AOBC 2018 10-K, p. 9.
[44]	AOBC 2018 10-K, p. 9.
[45]	http://ir.aob.com/phoenix.zhtml?c=90977&p=irol-investorHome
[46]	https://www.smith-wesson.com/sites/default/files/FFSITES-APR-2018.pdf, accessed on Aug. 1, 2018.
[47]	ISS Board Practices Study, at 46 (Mar. 17, 2017) (available at https://www.issgovernance.com/governance-exchange/white-papers/).
[48]	AOBC 2018 Proxy, p. 10.
[49]	See NASDAQ Marketplace Rule 4200(a)(15)(A) (available at http://media.corporate-ir.net/media_files/irol/87/87823/corpgov/nasdaq_marketplace_rule_4200.pdf)
[50]	AOBC 2018 Proxy, pp. 5-9
[51]	QRHC Definitive Proxy Statement, filed on June 7, 2017, p. 4-6.

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